Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Mr. Larry Spirgel
Assistant Director
United States Securities & Exchange Commission

Mr. Brandon Hill
Attorney - Advisor
United States Securities & Exchange Commission

Ms. Celeste M.Murphy
Legal Branch Chief
United States Securities & Exchange Commission



Dear Mr. Larry Spirgel, Mr. Brandon Hill & Ms. Celeste Murphy;

Enclosed you will find the Amended Regulation A Submission for **Broadcast 3DTV, Inc.**, which is being filed in response to the comment letter received from you on September 26th, 2014.

RESPONSES:

Item #1:

The Relationship between Broadcast 3DTV, Inc. and ASM is clearly defined below and through the Registration Statement and in the attached.:

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both Broadcast 3DTV, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate Broadcast 3DTV, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept TWO THOUSAND shares of common Stock in the Company, representing 2% (two percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds**. Hence ASM does **not** qualify as an underwriter.

The Statement "The Alternative Securities Markets Group prides itself in being able to offer investors value added investment opportunities with opportunistic return potential" has nothing to do with the distribution of an issuers securities. The statement has ONLY to do with the vast due diligence that the Alternative Securities Markets does in vetting the issuers it "allow" to participate on the Alternative Securities Market.

ALSO SEE EXHIBITS:

- FINRA Registration
- Subscription Agreement
- Investor Suitability Questionnaire

Item #2:

Per Comment, See Exhibits

Item #3:

See Exhibits for the Company Test the Waters Materials, including items pertaining to Regulation A Rules 251 and 255.
- Exhibit: "AlternativeSecuritiesMarket.com"
- Exhibit: "SteveMuehler.com:

Regulation A "Test the Waters" Publishing of Prospectus, Pursuant to Rule 251 and 255

1) Prior to qualification of the required offering statement, but after its filing, a written offer of securities may be made if it meets the following requirements

   a. The outside cover page bears text "Preliminary Offering Circular", the date of issuance, and the following statement, which shall run along the left hand margin of the page and printed perpendicular to the text, in boldface type at least as large as that used generally in the body of such offering circular:

   An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.

2) Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

   RESPONSE: See Exhibit "Preliminary Offering Cover Page", as this is the cover page that is the cover page of the Preliminary Offering Circular on the Company's Page on the Alternative Securities Market. ALL INFORMATION IN THE PRELIMINARY OFFERING DOCUMENT AND ON THE COMPANY'S WEBPAGE ON THE ALTERNATIVE SECURITIES MARKET IS THE EXACT SAME LANGUAGE CONTAINED IN THIS REGISTRATION STATEMENT.

   a. The Preliminary Offering Circular contains substantially the information required in an offering by SEC Form 1-A, except that information with respect to offering price, underwriting discounts or commissions, discounts or commissions to broker-dealers, amount of proceeds, conversion rates, call prices, or other matters dependent upon the offering price MAY be omitted. The outside front cover page of the Preliminary Offering Circular shall include a bona fide estimate of the range of the maximum offering price and maximum number of shares or other units to be offered or a bona fide estimate of the principal amount of debt securities to be offered.

   RESPONSE: Except for the very front cover as detailed in the response to 1-A of this Item, all information in the Preliminary Prospectus is the exact same as the information contained in this Registration Statement.

3)   The material is filed as part of the offering statement:

RESPONSE: See the Exhibits Section of the Amended Registration Statement Cover Page

Item #4:

The Following has been added to the Risk Factors Section of the Registration Statement in response to this comment.

Unavailability of Rule 144 for Resales

The Company may be regarded under Rule 12b-2 of the Securities Exchange Act of 1934 as a shell company. Shareholders who hold shares which are not subject to a registration statement under the Securities Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by either reporting or non-reporting shell companies (other than a business combination related shell company) or an issuer that has been, at any time previously, a reporting or non-reporting shell company, unless the issuer meets specified conditions. A security holder may resell securities pursuant to Rule 144's Safe Harbor if the following conditions are met:

1)   The Issuer of Securities that was formerly a reporting or non-reporting company has ceased to be a shell;
2)   The Issuer of the Securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
3)   The Issuer of the Securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
4)   At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Item #5:

Tamkin and Centowski added to Part 1, Item 1

Item #6:

All percentages changed per an issued and outstanding number of securities of 60,024,050

Item #7:

Per Comment, Part 1, Item 1 of the Registration Statement has been amended to:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Dean Zanetos (1) (2)	Preferred	0%
	Common	42.48%
Mr. Sidney Kassouf (3) (4)	Preferred	0%
	Common	42.48%
Mr. Marko Budgyk (5) (6)	Preferred	0%
	Common	8.32%
Mr. Mark Centowski (7) (8)	Preferred	0%
	Common	0%

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Dr. John Tamkin (9) (10)	Preferred Common	0% 0%

(1) Mr. Dean Zanetos is the Co-Founder, Chief Executive Officer and Chairman of the Board of Directors for Broadcast 3DTV, Inc.
(2) Mr. Dean Zanetos, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(3) Mr. Sidney Kassouf is the Co-Founder, President & Chief Operations Officer of Broadcast 3DTV, Inc.
(4) Mr. Sidney Kassouf, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(5) Mr. Marko Budgyk is a Shareholder of Broadcast 3DTV, Inc.
(6) Mr. Marko Budgyk, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(7) Mr. Mark Centowski is the Manager of Operations of Broadcast 3DTV, Inc.
(8) Mr. Mark Centowski, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(9) Dr. John Tamkin is a Product Development Consultant of Broadcast 3DTV, Inc.
(10) Dr. John Tamkin, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505

Item #7:

Has been changed to read:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Dean Zanetos (1) (2)	Preferred Common	0% 42.48%
Mr. Sidney Kassouf (3) (4)	Preferred Common	0% 42.48%
Mr. Marko Budgyk (5) (6)	Preferred Common	0% 8.32%
Mr. Mark Centowski (7) (8)	Preferred Common	0% 0%
Dr. John Tamkin (9) (10)	Preferred Common	0% 0%

(1) Mr. Dean Zanetos is the Co-Founder, Chief Executive Officer and Chairman of the Board of Directors for Broadcast 3DTV, Inc.
(2) Mr. Dean Zanetos, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(3) Mr. Sidney Kassouf is the Co-Founder, President & Chief Operations Officer of Broadcast 3DTV, Inc.
(4) Mr. Sidney Kassouf, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(5) Mr. Marko Budgyk is a Shareholder of Broadcast 3DTV, Inc.
(6) Mr. Marko Budgyk, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(7) Mr. Mark Centowski is the Manager of Operations of Broadcast 3DTV, Inc.
(8) Mr. Mark Centowski, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(9) Dr. John Tamkin is a Product Development Consultant of Broadcast 3DTV, Inc.
(10) Dr. John Tamkin, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505

Item #8:

Per Comment the Registration Statement has been amended to the below:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Dean Zanetos (1) (2)	Preferred Common	0% 42.48%
Mr. Sidney Kassouf (3) (4)	Preferred Common	0% 42.48%
Mr. Marko Budgyk (5) (6)	Preferred Common	0% 8.32%
Mr. Mark Centowski (7) (8)	Preferred Common	0% 0%
Dr. John Tamkin (9) (10)	Preferred Common	0% 0%

(1) Mr. Dean Zanetos is the Co-Founder, Chief Executive Officer and Chairman of the Board of Directors for Broadcast 3DTV, Inc.
(2) Mr. Dean Zanetos, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(3) Mr. Sidney Kassouf is the Co-Founder, President & Chief Operations Officer of Broadcast 3DTV, Inc.
(4) Mr. Sidney Kassouf, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(5) Mr. Marko Budgyk is a Shareholder of Broadcast 3DTV, Inc.
(6) Mr. Marko Budgyk, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(7) Mr. Mark Centowski is the Manager of Operations of Broadcast 3DTV, Inc.
(8) Mr. Mark Centowski, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505
(9) Dr. John Tamkin is a Product Development Consultant of Broadcast 3DTV, Inc.
(10) Dr. John Tamkin, Broadcast 3DTV, Inc., 1020 North Hollywood Way, Suite 120, Burbank, California 91505

Item #9:

See Response in item #1 and see agreement in Exhibits

Item #10:

The issuance of all the foregoing shares was in reliance of the exception from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

Item #11:

The below was added to the Risk Factor section of the Registration Statement to detail "Dilution"

Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities exercise their options.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

Item #12:

With the Emergence of the whole "CrowdFunding" and "Crowdsourcing" movement, the public solicitation of investment from investors for investment in "Alternative Securities" is a relatively new space, and investors that may have not have had as much exposure to these types of investment opportunities may be considering this investment opportunity for their private portfolio, and may so without the advice of legal counsel or a registered investment advisor. Since our qualified Form 1-A will act as the Company's Investment Prospectus, we respectfully request that the multiple definitions of the Preferred Stock be allowed to stay in the Registration Statement to ensure that all potential investors review the terms of the investment on more than once occasion in the reading of the Registration Statement.

Item #13:

See Response to Item #13

Item #14:

Per the Comment, the below was copied from the front cover of the Registration Statement and also included on the front page cover of Part II,

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

Two paragraphs later in Part II, the following paragraph reads:

We are offering a maximum of 10,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

Item #15:

In the 40+ SEC Form 1-As submitted to ASMG Companies in 2014, this is the only comment for such a change. We respectfully request reconsideration on this comment, if it is required, we will move, but we are trying to keep all SEC Form 1-As for all Regulation A Offering for all companies "uniformed" for ASMG Companies. Though we do not promote any companies or securities on the Alternative Securities Market, we do promote the Market for Investors to come and explore and consider investing in companies associated with the Market. We are making strong efforts to keep the layout and format of all Form 1-As consistent with each other. The change of the format to comply with this comment will require the Company to have a format for this section that falls outside the ASMG Standard.

Item #16:

The paragraph has been removed.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Item #17:

In response to Comment, the legend per SEC Rule 253(d) has been changed to read:

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item #18:

There are no "fees or expenses" beyond those expressed in response to #1 of this response letter.

Per Comment, distribution and Spread has been revised to:

ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	———	$100.00	$0.00	$100.00
Total Minimum	001	$100.00	$0.00	$100.00
Total Maximum	10,000	$1,000,000.00	$0.00	$1,000,000

1) We are offering a maximum of 10,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
2) Up to 5% of the Gross Offering may be used to cover costs incurred during the course of this Offering. These fees and expenses and include memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.
3) We do not intend to use a placement agent or broker for this Offering.

Item #19:

Per Comment, the paragraph has been revised to read:

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL OR CANCELLATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

Item #21:

See Item #15

Item #21:

The reference to the minimum amount of capital and holding account established (or to be established) are detailed throughout the Registration Statement:

minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Item #22:

Mr. Muehler, Nor the Alternative Securities Markets Group acts as a Promoter or a Participant in the Company's Offering, no disclosure is required. With respect to the Commission and the request, the California Order is provided in the exhibits section of this filing labeled "FINRA Registration". The Order clearly defines on the second to the last page that Mr. Muehler is no subject to any disqualification of the sales of any securities.

Item #23:

Revision were made to Risk Factor Headers per Comment.

Item #24:

Wholesale changes were made to the Entire Risk Factor Section of the Registration Statement.

Item #25:

Per Comment, these duplicate Risk Factors were removed.

Item #26:

Per comment, the below has been added to the Risk Factors:

Dilution

The Company, for business purposes, may from time to time issue additional shares, which may result in dilution of existing shareholders. Dilution is a reduction in the percentage of a stock caused by the issuance of new stock. Dilution can also occur when holders of stock options (such as company employees) or holders of other optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, making each share less valuable. Dilution may also reduce the value of existing shares by reducing the stock's earnings per share. There is no guarantee that dilution of the Common Stock will not occur in the future.

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Item #27:

Per Comment, the below is part of the Part II Cover Page

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management, <u>Mr. Dean Zanetos and Mr. Sidney Kassouf,</u> will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. <u>No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.</u>

Item #28:

Per Comment, the entire Registration Document states that the Company currently is offering all units through Managers of the Company, but MAY IN THE FUTURE retain the services of a Dealer Broker. All references to this read like the below from the Risk Factors:

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis. The Company may in the future enter into an agreement with certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Item #29:

Per Comment, the below has been substituted:

Use of Investment Proceeds:

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Broadcast 3D TV, Inc. - Use Of Investment Proceeds

ASSUMPTIONS:
1. $1,000,000 raised through equity offering.
2. Percentages will be commensurate to actual funds received.
3. Monthly expenditures may vary.

	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Percentage	Total
General Operating & Administrative	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	19%	192,000
Hardware Development	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	6%	60,000
Website Development (Software)	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	6%	60,000
Phone App. Development (Software	4,800	4,800	4,800	4,800	4,800	4,800	4,800	4,800	4,800	4,800	4,800	4,800	6%	57,600
Organizational & Office Expense	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	6%	60,000
Legal Corporate	5,300	5,300	5,300	5,300	5,300	5,300	5,300	5,300	5,300	5,300	5,300	5,300	6%	63,600
Legal Patents	5,600	5,600	5,600	5,600	5,600	5,600	5,600	5,600	5,600	5,600	5,600	5,600	7%	67,200
Accounting & Bookkeeping	2,000	2,000	2,000	2,000	2,000	2,000	5,000	2,000	2,000	2,000	2,000	2,000	3%	27,000
Content Development	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	14%	144,000
Employees 2D to 3D Conversions	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	14,000	17%	168,000
Misc. Reserve	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10%	100,000
												Totals	100%	999,400

B3DTV, Inc.

Use Of Investment Proceeds

The above allocation of Funds Table provides above provides the use of funds based on raising $1,000,000 USD. If the total offering is not met, management will distribute the funds on a percentage weighted basis according to the Allocation of Funds Table provided above.

Item #30:

Same as Answer #29 above

Item #31:

Per Comment, see revised Description of Business on Pages 23-32

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Item #32:

Per Comment, see revised Description of Business on Pages 23-32

Item #33:

Per Comment, the later duplicate of this information has been deleted.

Item #34:

Per Comment, the below revision has been made:

The Company has outstanding warrants for the purchase of shares of the Company's Common Stock.
- Mr. Mark Centowski, Manager of Operations

  o 1.5 Million Shares

- Dr. John Tamkin, Product Development Consultant

  o 1.5 Million Shares

Item #35:

Per Comment, the Biographies have been changed to read:

Name   **Position**
Mr. Dean Zanetos (Age: 67)   *Co-Founder, CEO & Chairman of the Board of Directors*

Mr. Dean Zanetos is an experienced producer and director, having worked for Universal Pictures from 1979 through 1988. Mr Zanetos has directed and produced television and motion picture projects with aggregate budgets of over $120 Million US Dollars. He has a vast knowledge of special effects production. His producing credits include "Battlestar Galactica" among others.

From 1990 through 1994, Mr. Zanetos was President of World Television Distribution, which distributed film and television shows throughout the World. Mr. Zanetos has a B.A. Degree in Political Science from the University of Denver.

Mr. Zanetos has expertise in production, distribution and as an executive, which are all significant components for the successful management of the complex technical and content requirements for the Company.

Mr. Sidney K. Kassouf (Age: 61)   *Co-Founder, President & Chief Operations Officer*

Mr. Kassouf is an innovator in all areas of visual technology from High Definition to 3D. He has more than twenty (20) years of experience creating digital technical solutions and applications including several years of advanced development of emerging technologies.

Previously, Mr. Kassouf produced 24 episodes of the TV music series, "The Rock Files," in 1993 as well as edited music videos from 1991 through 2009 for TV. He produced special effects content for recent series such as Alias, CSI New York, CSI Miami, Chuck, Lost and Dexter.

He has also authored DVDs and Blu-Ray DVDs for major studios and co-founded eDef Media Labs, a research company that specializes in transforming video and film pictures from standard definition to high definition in order to meet broadcast specifications. Mr. Kassouf is an expert in entertainment technology and currently serves as a consultant to various post-production companies in Hollywood.

Alternative Securities Markets Group

Corporate: 4050 Glencoe Avenue, Marina Del Rey, California 90292
Office: (213) 407 - 4386 / Email: Legal@AlternativeSecuritiesMarket.com
http://www.AlternativeSecuritiesMarket.com

Dr. John M. Tamkin (Age: 54)   ***Product Development Consultant***

B3DTV has a strategic relationship with Imaging Insights LLC, under the direction of Dr. John Timken, CEO/CTO. Dr. Tamkin has more than 30 years of professional experience in optical engineering, focused on developing and transferring optical technology from product research through production. Through most of his career, he has operated as a team leader of small groups on projects that had lifetimes of less than 2 years with budgets more than $10 Million.

Dr. Tamkin has published extensively and has numerous patents.

Dr. Tamkin has a B.S in Physics from San Diego University and a Ph.d in Optical Engineering from the University of Arizona.

Mr. Mark Centkowski (Age: 64)   ***Manager of Operations***

Mr. Centkowski founded Innovision Optics, located in Santa Monica, California in 1987. He has more than 30 years of experience in the design manufacture and marketing of specialized production equipment to the television and video industries. He is involved in the development of the next generation of specialized camera lenses, and compact versions of camera tracking systems for Innovision Optics. He coordinates a team of mechanical engineers, optical designers and software programmers for the development of customized optical instruments and remote controlled camera systems.
Mr. Centkowski has a B.A. from Michigan State University.

Mr. Steven J. Muehler   (Age: 39)   ***Advisor***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation (July of 2008) & Alternative Securities Markets Group (Sept of 2014).

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina (1995 to 1999). After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.com and at www.AlternativeSecuritiesMarket.com.

Item #36:

Per Comment, the below has been revised in the Registration Statement.

Involvement in Certain Legal Proceedings. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

Alternative Securities Markets Group

Item #37:

See Response to Item #34

ALL OTHER COMMENTS HAVE BEEN ADDRESSED IN THIS AMENDED SUBMISSION.

Thank you,

Mr. Steven J. Muehler
Founder and Chief Executive Officer
Alternative Securities Markets Group
9107 Wilshire Blvd.
Beverly Hills, California 90210
Direct: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com
Web: http://www.AlternativeSecuritiesMarket.com